EXHIBIT (a)(1)(xiii)

ACTIVCARD ANNOUNCES FINAL RESULTS OF EXCHANGE OFFER

FOR REINCORPORATION

FREMONT, CA AND SURESNES, FRANCE — FEBRUARY 7, 2003 — On February 4, 2003, ActivCard Corp. (Nasdaq: ACTI; Nasdaq Europe: ACTI) and ActivCard S.A. announced the expiration and closing of ActivCard Corp.’s registered exchange offer for all of the outstanding common shares and American depositary shares (“ADSs”) of ActivCard S.A. The exchange agents have advised ActivCard Corp. that 24,409,937 common shares and 15,417,729 ADSs were tendered and not withdrawn in the exchange offer prior to its expiration, which constitutes 94.8% of the outstanding securities of ActivCard S.A.

ActivCard Corp. launched the exchange offer for the purpose of changing the domicile of the publicly listed company of the ActivCard group of companies to the state of Delaware in the United States. The ActivCard Corp. common stock is listed on the Nasdaq National Market and Nasdaq Europe under the symbol “ACTI”, replacing the ActivCard S.A. ADSs and common shares. The ActivCard Corp. common stock will temporarily trade on the Nasdaq National Market under the symbol “ACTID” for a period of up to 20 trading days.

About ActivCard

ActivCard, www.activcard.com, is the leader in IDentity Management (IDM) software for remote access, secure sign-on and digital ID card solutions. Our scalable IDM and strong authentication solutions are trusted by organizations — from enterprise to governments around the world. ActivCard IDM systems deliver maximum Return On Identity™ (ROI) through increased security, reduced cost, and user convenience. The modular product design allows our customers to add capabilities as required, preserving their investment.

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The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including risks related to the exchange offer identified in the registration statement on Form S-4 (file no. 333-100067) filed with the Securities and Exchange Commission. Actual results, events and performances may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOTE: ActivCard is a registered trademark and ActivCard Return on Identity is a trademark of ActivCard in the United States and/or other countries. All other trademarks are the property of their respective owners in the United States and/or other countries.

ADDITIONAL INFORMATION

We have filed a registration statement, including a prospectus, a Schedule TO and other related documents in connection with the exchange offer with the Securities and Exchange Commission. We urge investors to read these documents because they contain important information applicable to ActivCard, the exchange offer and related matters. Investors will be able to obtain any documents filed with the SEC relating to the transaction free of charge from the SEC’s website at www.sec.gov.

In addition, holders of ActivCard S.A. securities may obtain information and copies of the exchange offer materials from the information agent, Innisfree M&A Incorporated at the following numbers:

•	in the U.S. and Canada, call toll-free at 1-877-750-5836;

•	in the European Union, call toll-free at 00-800-7710-9970;

•	banks, brokers and others, call collect at 212-750-5833.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of such jurisdiction.